14049000

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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MAR 0 4 2014 WASH., D.C. 193 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67450

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Welcome Life Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6001 Broken Sound Parkway, Suite 320-A
(No. and Street)

Boca Raton	FL	33487
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jared Smith — 561-862-0241 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salberg & Company, P.A.
(Name – *if individual, state last, first, middle name*)

2295 NW Corporate Blvd., Suite 240	Boca Raton	FL	33431-7328
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jared Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Welcome Life Securities, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC-STATE OF FLORIDA
Antonella Takvorian
Commission # DD998296
Expires: JUNE 07, 2014
BONDED THRU ATLANTIC BONDING CO., INC.

Signature

FINOP/CFO

Title

Antonella Takvorian

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Welcome Life Securities, LLC

Financial Statements
and Supplementary Information

For the Years Ended December 31, 2013 and 2012

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Welcome Life Securities, LLC

Financial Statements
and Supplementary Information

For the Years Ended December 31, 2013 and 2012

WELCOME LIFE SECURITIES, LLC

Contents

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

To the Member of Welcome Life Securities, LLC:

Report on the Financial Statements

We have audited the accompanying financial statements of Welcome Life Securities, LLC, which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of operations, changes in member's equity, and cash flows for each of the two years in the period ended December 31, 2013, and the related notes to the financial statements that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Welcome Life Securities, LLC, as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I and Supplementary Note is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 25, 2014

Welcome Life Securities, LLC
Statements of Financial Condition
December 31, 2013 and 2012

Assets

		2013		2012
Current Assets				
Cash and cash equivalents	$	159,555	$	192,755
Accounts Receivable		-		11,391
Prepaid expenses		13,796		8,172
Total Current Assets		173,351		212,318
Total Assets	$	**173,351**	$	**212,318**

Liabilities and Member's Equity

		2013		2012
Current Liabilities				
Accrued payroll and other current liabilities	$	2,137	$	6,816
Total Current Liabilities		2,137		6,816
Commitments (Note 6)				
Member's equity		(19,300)		160,700
Retained earnings		190,514		44,802
Total Member's Equity		171,214		205,502
Total Liabilities and Member's Equity	$	**173,351**	$	**212,318**

See accompanying notes to financial statements

Welcome Life Securities, LLC
Statements of Income
Years Ended December 31, 2013 and 2012

		For the year ended December 31, 2013		For the year ended December 31, 2012
Revenues				
Settlement Revenue	$	422,430	$	312,391
Other Revenue		3,125		5,000
Total Revenues	$	**425,555**	$	**317,391**
Operating Expenses				
Salaries and benefits		59,348		5,446
Registered representative commissions		149,855		49,462
General and administrative		64,640		63,156
Rent expense (see Note 5)		6,000		6,000
Total Operating Expenses		**279,843**		**124,064**
Income from Operations		**145,712**		**193,327**
Net Income	$	**145,712**	$	**193,327**

See accompanying notes to financial statements

Welcome Life Securities, LLC
Statements of Changes in Member's Equity
Years Ended December 31, 2013 and 2012

		Member's Equity		Accumulated Deficit		Total Member's Equity
Balance, December 31, 2011	**$**	**235,700**	**$**	**(148,525)**	**$**	**87,175**
Distributions		(75,000)		-		(75,000)
Net Income, 2012		-		193,327		193,327
Balance, December 31, 2012	**$**	**160,700**		**44,802**		**205,502**
Distributions		(180,000)		-		(180,000)
Net Income, 2013		-		145,712		145,712
Balance, December 31, 2013	**$**	**(19,300)**	**$**	**190,514**	**$**	**171,214**

See accompanying notes to financial statements

Welcome Life Securities, LLC
Statements of Cash Flows

	For the Year Ended December 31, 2013	For the Year Ended December 31, 2012
Cash Flows from Operating Activities		
Net Income	$ 145,712	$ 193,327
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
(Increase) decrease in:		
Accounts Receivable	11,391	(11,391)
Prepaid expenses	(5,624)	1,275
Increase (decrease) in:		
Accrued payroll and other current liabilities	(4,679)	6,027
Net Provided by in Operating Activities	**146,800**	**189,238**
Cash Flows from Financing Activities		
Capital distributions	(180,000)	(75,000)
Net Cash Used in Financing Activities	**(180,000)**	**(75,000)**
Net Increase (Decrease) in Cash	(33,200)	114,238
Cash and Cash Equivalents at Beginning of Year	192,755	78,517
Cash and Cash Equivalents at End of Year	**$ 159,555**	**$ 192,755**
Supplemental Disclosure of Cash Flow Information:		
Interest paid	$ -	$ -
Taxes paid	$ -	$ -

See accompanying notes to financial statements

Welcome Life Securities, LLC
Notes to Financial Statements
For the Years Ended December 31, 2013 and 2012

Note 1 Nature of Operations and Summary of Significant Accounting Policies

(A) Nature of Operations

Welcome Life Securities, LLC ("WLS"), a subsidiary of Welcome Life Financial Group, was incorporated in the state of Florida in March 2006 and is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). WLS is the first broker-dealer firm to exclusively serve the financial community as a variable life insurance settlement broker and provides a fully compliant, turn-key platform for firms and their clients. Welcome Life Securities specializes in products and services exclusively in the secondary market for life insurance, providing broker-dealers and their registered representatives and senior clients with the experience, knowledge and education required to reach fully-informed life settlement decisions.

Welcome Life Securities connects senior clients with institutional funds by navigating the complex secondary market, combining personalized negotiations with a proven auction based platform. The firm ensures the life settlement transaction meets demanding industry regulations and requirements in the rapidly growing life settlement industry, including:

- Suitability
- Compliance
- Due Diligence
- Best Execution
- Training and Education
- Transparency & Proper Disclosures
- Principal Supervision

(B) Basis of Presentation

The accompanying financial statements have been prepared pursuant to Rule 17a-5 of the Securities and Exchange Commission Act of 1934. The classification and reporting of items appearing on the financial statements are consistent with that rule.

(C) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(D) Cash and Cash Equivalents

For purposes of the cash flow statement, WLS considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents.

(E) Concentrations

Concentration of Credit Risk

WLS maintains its cash in bank deposit accounts. There were no bank deposits in excess of federally insured limits at December 31, 2013. WLS has not experienced any losses in such accounts through December 31, 2013.

Concentration of Vendors and Revenue

In 2013 and 2012, three "Providers" each represented over 10% of WLS settlement revenue and accounted for 86% and 84%, respectively of our settlement revenue.

In 2013 and 2012, three customers each represented over 10% of WLS revenues and accounted for 59.1% and 44.9%, respectively of our total revenues.

(F) Property and Equipment

Property and Equipment is stated at cost, less accumulated depreciation. Expenditures for repairs and maintenance is charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which is three years for computer equipment and software.

(G) Long-Lived Assets

WLS reviews long-lived assets and certain identifiable assets related to those assets for impairment recognition whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recoverable. If the undiscounted future cash flows is less than the carrying amount, the carrying amount is reduced to fair value and an impairment loss is recognized.

(H) Revenue Recognition

WLS recognizes revenue when there is persuasive evidence of an arrangement, the service has been completed, the sales price is fixed or determinable, and collectability is reasonably assured. Specifically, WLS recognizes revenues when earned, which occurs after expiration of the rescission date discussed below. Specifically, when the policy transfer is completed between an individual and the life settlement provider (the closing date), the provider's escrow company forwards to WLS commission for services rendered. At this point, the individual seller of the policy has either 15 or 30 days (depending on the State) to rescind the transaction. During a rescission period, WLS will record any commissions received as deferred revenues.

(I) Advertising

In accordance with ASC 720-35 costs incurred for producing and communicating advertising of WLS, are charged to operations as incurred. WLS incurred advertising expense in each of the years ended December 31, 2013 and 2012 of $0.

(J) Income Taxes

WLS has elected under the Internal Revenue Code to be taxed as a Limited Liability Corporation ("LLC"). In lieu of Corporation income taxes, members of a "LLC" Corporation are taxed on their proportionate share of WLS's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the accompanying financial statements.

(K) Fair Value of Financial Instruments

ASC 820 requires disclosures of information about the fair value of certain financial instruments for which it is practicable to estimate that value. For purposes of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The carrying amounts of WLS's short-term financial instruments, including accrued payroll and other liabilities approximate fair value due to the relatively short period to maturity for these instruments.

Note 2 Property and Equipment

Property and equipment for the years ended is as follows:

		December 31, 2013	December 31, 2012
Computer Equipment and Software	$	4,341	4,341
Less accumulated depreciation		(4,341)	(4,341)
Property and Equipment, net	$	-	-

Depreciation expense in each of the years ended December 31, 2013 and 2012 was $0.

Note 3 Member's Equity

The Company entered into an operating agreement with Welcome Life Financial Group, LLC (the "Member") which sets forth the rights, obligations, and duties with respect to WLS. The Member has the right, but is not required, to make capital contributions upon request of WLS. The Member may require WLS to make distributions of cash or property at such times and amounts as it determines, subject to regulatory limitations and approval.

During the year ended December 31, 2013 and 2012, the Member made capital contributions of $0. During the year ended December 31, 2013 and 2012, the Company made distributions of $180,000 and $75,000, respectively, to the Member.

Note 4 Net Capital Requirements

WLS is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

Note 4 Net Capital Requirements (continued)

At December 31, 2013, WLS had net capital of $157,418, which was $152,418 in excess of its required net capital of $5,000. WLS' aggregated indebtedness to net capital ratio was 1.4%.

At December 31, 2012, WLS had net capital of $185,939, which was $180,939 in excess of its required net capital of $5,000. WLS' aggregated indebtedness to net capital ratio was 3.67%.

Note 5 Related Party Transactions

In December 2012, WLS entered into a Sublease Agreement ("Sublease Agreement") with Welcome Life Financial Group, LLC ("WLFG"), its parent company. The Sublease Agreement is for a period of one year and is renewable in one-year increments. Under the terms of the Sublease Agreement, WLS is provided office space, furniture and computer rental, telecommunications and computer services. The monthly fee under the Sublease Agreement is $500 per month. The total rent expense to this related party was $6,000 in each of 2013 and 2012.

On November 1, 2007, WLS entered into an Expense Sharing Agreement ("Expense Sharing Agreement") with WLFG. Under the terms of the Expense Sharing Agreement, if requested, WLFG shall provide WLS personnel and support services that are customarily required to the functioning of WLS' business. Amounts are allocated on a monthly basis in accordance with the percentage of time spent by WLFG staff on WLS activities. The Expense Share Agreement is for a period of one year and is renewable in one-year increments. There were no expenses incurred under the Expense Sharing Agreement in 2013 or 2012.

Note 6 Commitments

WLS is a party to a Sub-lease Agreement (refer to Note 5) which was renewed and commenced January 1, 2014 and expires on December 31, 2014.

Future minimum lease payments are as follows:

2014	$	6,000
Total	$	6,000

Note 7 Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition on disclosure through February 25, 2014, the date the financial statements were available to be issued.

Welcome Life Securities, LLC

Supplementary Information

Welcome Life Securities, LLC
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

	December 31, 2013	December 31, 2012
Net Capital Computation		
Total Member's Equity	$ 171,214	$ 205,502
Deductions and/or Charges	(13,796)	(19,563)
Net Capital Before Haircuts	157,418	185,939
Haircuts	-	-
Net Capital	157,418	185,939
Required Minimum Capital	5,000	5,000
Excess Net Capital	$ 152,418	$ 180,939
Aggregate Indebtedness		
Aggregate Indebtedness as Included in Statement of Financial Condition		
Accrued Payroll and Other Current Liabilities	$ 2,137	$ 6,816
	$ 2,137	$ 6,816
Ratio of Aggregated Indebtedness to Net Capital	1.4%	3.67%
Reconciliation with WLS' Computation (included in Part II of Form X-17A-5 as of December 31, 2013 and 2012)		
Net Capital, per December 31, 2013 & 2012, Unaudited FOCUS Report, as filed	$ 157,418	$ 185,939
Net Audit Adjustments effecting net capital	-	-
Net Capital, per the December 31, 2013 and 2012 Audited Report	$ 157,418	$ 185,939

Welcome Life Securities, LLC
Supplementary Note

Supplementary Information Pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934
December 31, 2013 and 2012

WLS is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of the rule, as no customer funds or securities are held.

Therefore, the following reports are not presented:

1. Computation for Determination of Reserve Requirement under Rule 15c3-3 of the Securities and Exchange Commission.

2. Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission.

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm on Internal Controls

To the Member of:
Welcome Life Securities, LLC

In planning and performing our audits of the financial statements of Welcome Life Securities, LLC (the "Company"), at and for the years ended December 31, 2013 and 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of

deficiencies, in internal control over financial reporting that is less severe than a material weakness yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 and 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Salberg & Company P.A

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 25, 2014